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                                   EXHIBIT 28

                      PRESS RELEASE ISSUED MARCH 18, 1996





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For Release:  IMMEDIATELY

Contact:      Kenneth I. Coco, Investor Relations

              Waterhouse Investors Services, Inc.
              100 Wall Street, New York, New York  10005
              (212) 806-3546


March 18, 1996, New York, New York - Waterhouse Investor Services, Inc. (NYSE:
WHO) announced that the Company and a third party have commenced preliminary discussions with a view to a possible business combination. No price has been negotiated, no agreement has been reached, and the Board of Directors of the Company at this time has made no determination with respect to a business combination. There can be no assurance that an agreement will be reached or, if reached, will be consummated.